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                                November 5, 1999

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. David Lieb, Esq.

     Re:  eSat, Inc. Form 10 filed September 7, 1999

Dear Mr. Lieb:

     ESat, Inc., hereby withdraws its Form 10 filed on September 7, 1999. ESat, Inc., intends to refile Form 10 on November 8, 1999.

                               Very Truly Yours,

                            /s/ Russell M. Frandsen

                            Russell M. Frandsen, of
                          RADCLIFF, FRANDSEN & DONGELL

Encl.